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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                                 TBC CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                872180 10 4
                                 (CUSIP Number)

                                 Not Applicable
            (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:







                  Rule 13d-1 (b)
                  Rule 13d-1 (c)
          X       Rule 13d-1 (d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages


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                                  13G
 CUSIP NO. 872180 10 4                            Page 2 of 5 Pages




 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Marvin E. Bruce    S. S. ####-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           Not Applicable                                  (a)
                                                           (b)

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

     NUMBER OF SHARES     5    SOLE VOTING POWER
    BENEFICIALLY OWNED
    BY EACH REPORTING               1,635,521 shares of Common Stock
       PERSON WITH
                          6    SHARED VOTING POWER

                                    - 0 -

                          7    SOLE DISPOSITIVE POWER

                                    1,635,521 shares of Common Stock

                          8    SHARED DISPOSITIVE POWER

                                    - 0 -


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,635,521 shares of Common Stock

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not Applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.8%

 12   TYPE OF REPORTING PERSON*

           IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!

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          CUSIP No. 872180 10 4                           Page 3 of 5 Pages


   Item 1.

             (a)  Name of Issuer:

                  TBC Corporation

             (b)  Address of Issuer's Principal Executive Offices:

                  4770 Hickory Hill Road
                  Memphis, Tennessee  38141

   Item 2.

             (a)  Name of Person Filing:

                  Marvin E. Bruce

             (b)  Address of Principal Business Office or,if None, Residence:

                  3260 Habersham Road
                  Atlanta, GA   30305

             (c)  Citizenship:

                  United States of America

             (d) Title of Class of Securities:

                  Common Stock

             (e) CUSIP Number:

                  872180 10 4

   Item 3.   Rules 13d-1(b) or 13d-2(b) Statement.

             Not applicable.

   Item 4.   Ownership.

             The following information concerning ownership of Common Shares is given as of December 31, 2000:

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        CUSIP No. 872180 10 4                           Page 4 of 5 Pages



             (a)  Amount Beneficially Owned:

                      9,858 Shares of Common Stock - directly owned

                  1,594,735 Shares of Common Stock - owned by Marvin E. Bruce
                            Living Trust, Marvin E. Bruce, Trustee

                     30,928 Shares of Common Stock - presently exercisable
                            options
                  ---------

                  1,635,521 Total


             (b)  Percent of Class:  7.8%

             (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                        1,635,521 Shares of Common Stock

                   (ii) shared power to vote or to direct the vote:

                         -0-

                  (iii)  sole power to dispose or to direct the disposition of:

                        1,635,521 Shares of Common Stock

                   (iv) shared power to dispose or to direct the disposition of:

                         -0-

   Item 5.   Ownership of Five Percent or Less of a Class.

             Not applicable.

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

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        CUSIP No. 872180 10 4                           Page 5 of 5 Pages


 Item 7.   Identification and Classification of the Subsidiary which
             Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

   Item 8.   Identification and Classification of Members of the Group.

             Not applicable.

   Item 9.   Notice of Dissolution of Group.

             Not applicable.

   Item 10.  Certification.

             Not applicable.


   Signature.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  February 12, 2001         /s/ MARVIN E. BRUCE
                                 -----------------------------
                                    MARVIN E. BRUCE









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